Filed by Westvaco Corporation
                         pursuant to Rule 425 under the Securities Act of 1933
                                and deemed filed pursuant to Rule 14a-12 under
                                       the Securities and Exchange Act of 1934

                                        Subject Company:  Westvaco Corporation
                                                    Commission File No. 1-3013


The following slides were added to the Investor Relations Slide Presentation prepared jointly by the Mead Corporation and Westvaco Corporation (the other slides in the Presentation were filed on September 17, 2001 and September 18, 2001):


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EVENTS SINCE MERGER ANNOUNCEMENT

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MEAD

|X|   Announced planned closing of consumer and office products Atlanta plant
|X| Announced planned closing of printing & writing paper mill as part of divestiture of Gilbert Paper
|X| Announced sale of a small business unit of consumer and office products which produced creative coloring products

WESTVACO

|X| Announced planned closing of paper mill, including 2 paper machines, in Tyrone, PA
|X| Announced restructuring of consumer packaging operations including closing of two plants in Richmond, VA, and Memphis, TN
|X| Announced other restructuring and right-sizing actions which, in combination with the above items, will lead to an estimated $65 million pretax charge against fiscal 4Q01 earnings and about $60 million a year in pretax annual savings


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A COMPARISON OF MEAD AND WESTVACO

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                                     MEAD               WESTVACO

Net Sales                         $4.4 billion        $3.7 billion

Market Capitalization             $2.9 billion        $2.8 billion
(as of October 11, 2001)

Employees                           15,000               17,000

Number of Countries with              32                   21
Operating Locations


                                                       [Image of globe]
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A COMPARISON OF MEAD AND WESTVACO

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           MEAD                         WESTVACO

           [Image of various            [Image of various
            Mead products]               Westvaco products]

           Packaging &                  Packaging
           Paperboard                   $2,145.3
           $1,612.2

           Consumer &                   Specialty
           Office Products              Chemicals
           $829.4                       $344.2

           Paper                        Paper
           $1,926.5                     $1,165.7



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The Mead Corporation and Westvaco Corporation have filed with the SEC a registration statement on Form S-4 on behalf of MW Holding Corporation containing a preliminary joint proxy statement/prospectus of Mead and Westvaco and other relevant documents concerning the proposed merger of Mead and Westvaco. Investors are urged to read the definitive joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they will contain important information on the proposed merger. Investors can obtain the documents filed with the SEC free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Mead or Westvaco with respect to the proposed transaction may be obtained free of charge by contacting The Mead Corporation, Mead World Headquarters, Courthouse Plaza Northeast, Dayton, Ohio 45463, Attention: Mark Pomerleau, Director of Investor Relations (tel.: (937) 495-3456), or Westvaco Corporation, One High Ridge Park, Stamford, Connecticut 06905, Attention: John W. Hetherington (tel.: (203) 461-7500). Investors should read the definitive joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decision.

Mead and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Mead shareholders. The directors and executive officers of Mead include: John G. Breen, Duane E. Collins, William E. Hoglund, James G. Kaiser, Robert J. Kohlhepp, John A. Krol, Susan J. Kropf, Raymond W. Lane, Sue K. McDonnell, Timothy R. McLevish, Ian Millar, Heidi G. Miller, Lee J. Styslinger, Jr., Jerome F. Tatar and J. Lawrence Wilson. Collectively, as of January 31, 2001, the directors and executive officers of Mead beneficially owned less than 1% of the outstanding shares of Mead's common stock (excluding shares subject to options). Westvaco and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Westvaco stockholders. The directors and executive officers of Westvaco include: James A. Buzzard, Michael E. Campbell, Dr. Thomas W. Cole, Jr., David F. D'Alessandro, Richard B. Kelson, Douglas S. Luke, John A. Luke, Jr., Robert C. McCormack, David E. McIntyre, Karen R. Osar, Jane L. Warner, Wendell L. Willkie, II and Richard A. Zimmerman. Collectively, as of November 30, 2000, the directors and executive officers of Westvaco beneficially owned less than 1% of the outstanding shares of Westvaco's common stock (excluding shares subject to options). Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

Certain statements in this document and elsewhere by management of the company that are neither reported financial results nor other historical information are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such information includes, without limitation, the business outlook, assessment of market conditions, anticipated financial and operating results, strategies, future plans, contingencies and contemplated